NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES Dean M. Colucci DIRECT DIAL: +1 973 424 2020 PERSONAL FAX: +1 973 556 1406 E-MAIL: dmcolucci@duanemorris.com www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NORTH JERSEY LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR ALLIANCES IN MEXICO

June 3, 2024

VIA EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Benjamin Richie, Attorney-Adviser
Abby Adams, Attorney

Re:	Monogram Technologies Inc.

Offering Statement on Form 1-A Withdrawal

File No. 024-12416

REQUEST FOR WITHDRAWAL OF OFFERING STATEMENT ON FORM 1-A (File No. 024-12416)

Dear Mr. Richie and Ms. Adams:

On behalf of Monogram Technologies Inc. (the "Company"), and pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, we hereby submit the Company's request for the withdrawal of its Offering Statement on Form 1-A (File No. 024-12416), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on March 26, 2024, and amended on May 8, 2024. The Offering Statement relates to the public offering of units (the “Units”), each unit consisting of one share of the Company’s 8.00% Series D Convertible Cumulative Preferred Stock (the “Series D Preferred Stock”) and one warrant to purchase one share of the Company’s common stock, $0.001 par value per share (the “Common Stock).

Duane Morris llp A Delaware limited liability partnership	DAVID A. SUSSMAN, RESIDENT PARTNER
200 Campus Drive, SUITE 300	PHONE: +1 973 424 2000 FAX: +1 973 424 2001
Florham Park, NJ 07932-1007

June 3, 2024

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to perform an offering under Regulation A. No Units, Series D Preferred Stock, nor Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please do not hesitate to reach me using the contact information provided on the first page of this letter if you should require any further clarifications or information.

Very truly yours,

/s/ Dean M. Colucci

Dean M. Colucci

DMC

Cc:	Benjamin Sexson, CEO, Monogram Technologies Inc.

Noel Knape, CFO, Monogram Technologies Inc.